UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           Encore Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                  292554 10 2
                                 (CUSIP Number)

                                 Stuart I. Rosen
-----------------------------------------------------------------------------
               Senior Vice President and Associate General Counsel
                             Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 16, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(1)  Name of Reporting Person                   Madison West Associates Corp.
     I.R.S. Identification No. of Above
     Person

(2)  Check the Appropriate Box if a Member   (a)
     of a Group                              (b)   X

(3)  SEC Use Only

(4)  Source of Funds                                       AF, WC

(5)  Check Box if Disclosure of Legal                       [  ]
     Proceedings is
     Required Pursuant to Items 2(d) or
     2(e)

(6)  Citizenship or Place of Organization                Delaware

Number of Shares         (7)  Sole Voting Power             None
Beneficially Owned by
Each Reporting Person
With
                         (8)  Shared Voting Power        1,901,590

                         (9)  Sole Dispositive Power        None

                         (10) Shared Dispositive Power   1,901,590

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                               1,901,590

(12) Check Box if the Aggregate Amount in                  [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in             9.0%*
     Row (11)

(14) Type of Reporting Person                               CO


*Based on 21,168,429 shares of common stock to be outstanding immediately following the closing of the Company's public offering as reported in the Company's Pre-Effective Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on September 26, 2003.



(1) Name of Reporting Person                           Triarc Companies, Inc.
    I.R.S. Identification No. of Above Person

(2) Check the Appropriate Box if a Member of a       (a)
    Group                                            (b)    X

(3) SEC Use Only

(4) Source of Funds                                             WC

(5) Check Box if Disclosure of Legal Proceedings               [  ]
    is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization                     Delaware

Number of Shares           (7) Sole Voting Power              None
Beneficially Owned by
Each Reporting Person
With
                           (8) Shared Voting Power         2,002,865

                           (9) Sole Dispositive Power         None

                           (10)Shared Dispositive Power    2,002,865

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                      2,002,865

(12) Check Box if the Aggregate Amount in Row (11)           [  ]
     Excludes Certain Shares

(13) Percent of Class Represented by Amount in                9.5%*
     Row (11)

(14) Type of Reporting Person                                  CO


*Based on 21,168,429 shares of common stock to be outstanding immediately following the closing of the Company's public offering as reported in the Company's Pre-Effective Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on September 26, 2003.


(1) Name of Reporting Person                        Nelson Peltz
    I.R.S. Identification No. of Above
    Person

(2) Check the Appropriate Box if a Member   (a)
    of a Group                              (b)   X

(3) SEC Use Only

(4) Source of Funds                                            OO

(5) Check Box if Disclosure of Legal                          [  ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization                   United States

Number of Shares         (7) Sole Voting Power                 None
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power            4,082,163

                         (9) Sole Dispositive Power            None

                         (10)Shared Dispositive Power       4,082,163

(11)  Aggregate Amount Beneficially Owned by
      Each Reporting Person                                 4,082,163

(12)  Check Box if the Aggregate Amount in                    [  ]
      Row (11) Excludes Certain Shares

(13)  Percent of Class Represented by Amount                  19.3%*
      in Row (11)

(14)  Type of Reporting Person                                IN


*Based on 21,168,429 shares of common stock to be outstanding immediately following the closing of the Company's public offering as reported in the Company's Pre-Effective Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on September 26, 2003.




(1)  Name of Reporting Person                             Peter W. May
     I.R.S. Identification No. of Above
     Person

(2)  Check the Appropriate Box if a Member   (a)
     of a Group                              (b)   X

(3)  SEC Use Only

(4)  Source of Funds                                           OO

(5)  Check Box if Disclosure of Legal                        [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                 United States

Number of Shares         (7) Sole Voting Power              15,000
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power         2,962,453

                         (9) Sole Dispositive Power         15,000

                         (10)Shared Dispositive Power    2,962,453

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                               2,977,453

(12) Check Box if the Aggregate Amount in                  [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount               14.1%*
     in Row (11)

(14) Type of Reporting Person                              IN


*Based on 21,168,429 shares of common stock to be outstanding immediately following the closing of the Company's public offering as reported in the Company's Pre-Effective Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on September 26, 2003.



(1)  Name of Reporting Person                         Neale M. Albert
     I.R.S. Identification No. of Above
     Person

(2)  Check the Appropriate Box if a Member   (a)
     of a Group                              (b)   X

(3)  SEC Use Only

(4)  Source of Funds                                        OO

(5)  Check Box if Disclosure of Legal                      [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization               United States

Number of Shares         (7) Sole Voting Power            None
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power         1,540,898

                         (9) Sole Dispositive Power       None

                         (10) Shared Dispositive Power   1,540,898

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                               1,540,898

(12) Check Box if the Aggregate Amount in                  [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount               7.3%*
     in Row (11)

(14) Type of Reporting Person                              IN


*Based on 21,168,429 shares of common stock to be outstanding immediately following the closing of the Company's public offering as reported in the Company's Pre-Effective Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on September 26, 2003.



(1)  Name of Reporting Person                    DWG Acquisition Group, L.P.
     I.R.S. Identification No. of Above
     Person

(2)  Check the Appropriate Box if a Member   (a)
     of a Group                              (b)  X

(3)  SEC Use Only

(4)  Source of Funds                                      OO

(5)  Check Box if Disclosure of Legal                    [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization            Delaware

Number of Shares         (7) Sole Voting Power               None
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power           2,002,865

                         (9) Sole Dispositive Power          None

                         (10)Shared Dispositive Power      2,002,865

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                                 2,002,865

(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount                 9.5%*
     in Row (11)

(14) Type of Reporting Person                                PN


*Based on 21,168,429 shares of common stock to be outstanding immediately following the closing of the Company's public offering as reported in the Company's Pre-Effective Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on September 26, 2003.



Amendment No. 5 to Schedule 13D


     This Amendment No. 5 to Schedule 13D is filed by Madison West Associates Corp. ("Madison West"), Triarc Companies, Inc. ("Triarc"), Nelson Peltz ("Peltz"), Peter W. May ("May"), Neale M. Albert ("Albert") and DWG Acquisition Group, L.P. ("DWG Acquisition" and, together with Madison West, Triarc, Peltz, May and Albert, the "Reporting Persons") to supplement and amend the Schedule 13D originally filed by the Reporting Persons on March 4, 2002, as supplemented and amended by Amendment No. 1, dated October 31, 2002, Amendment No. 2, dated September 4, 2003, Amendment No. 3, dated September 29, 2003, and Amendment No. 4 ("Amendment No. 4") dated October 9, 2003 (the "Schedule 13D"). Items 4 and 5 are hereby supplemented and amended. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.


Item 4. Purpose of Transaction.

     The supplement to Item 4 included in Amendment No. 4 is hereby amended in its entirety to read as follows:

     On September 25, 2003 the Company, the Reporting Persons and certain other stockholders of the Company entered into an Underwriting Agreement with the several underwriters party thereto, pursuant to which the Company agreed to sell 3,000,000 shares of Common Stock and Madison West, the Peltz LP, the NP Trust, the JM Trust and the LM Trust agreed to sell 256,270 shares, 245,042 shares, 21,008 shares, 61,391 shares and 61,391 shares, respectively, of Common Stock to the Underwriters for $11.00 per share. The closing of each of the foregoing sales occurred on October 1, 2003. Pursuant to the Underwriting Agreement Madison West, the Peltz LP, the JM Trust and the LM Trust also granted to the Underwriters an overallotment option to acquire up to an additional 123,409 shares, 128,120 shares, 29,564 shares, and 29,564 shares, respectively, of Common Stock (collectively, the "Overallotment Shares") for the same price per share, exercisable at any time within 30 days of the Closing. The Underwriters exercised the overallotment option, in full, on October 16, 2003 and the closing of the sale of the Overallotment Shares occurred on October 21, 2003. In addition, on September 30, 2003 Triarc exercised all of the 101,275 Triarc Warrants and contributed the shares of Common Stock that it received to Madison West. Upon receipt of the contribution from Triarc, Madison West paid a dividend to Triarc of 101,275 shares of Common Stock that it held on such date prior to such contribution. In addition, as previously agreed, at the Closing the 174,566 shares of Series A preferred stock held by Madison West were converted into 1,745,660 shares of Common Stock, the 187,115 shares of Series A preferred stock held by the Peltz LP were converted into 1,871,150 shares of Common Stock, the 42,017 shares of Series A preferred stock held by the JM Trust were converted into 420,170 shares of Common Stock and the 42,017 shares of Series A preferred stock held by the LM Trust were converted into 420,170 shares of Common Stock.



Item 5. Interest in Securities of the Issuer

        Item 5 is amended in its entirety to read as follows:

        (a)-(b)

(i) Pursuant to Rule 13d-3 of the Exchange Act, Madison West may be deemed the beneficial owner of 1,901,590 shares of Common Stock, which constitute approximately 9.0% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 21,168,429 shares of Common Stock to be outstanding immediately following the closing of the Company's public offering that was completed on October 1, 2003 (the "Public Offering"), as reported in the Company's Pre-Effective Amendment No. 1 to Form S-1 (the "Form S-1"), filed with the Securities and Exchange Commission (the "SEC") on September 26, 2003. Madison West shares with Triarc, Mr. Peltz, Mr. May and DWG Acquisition voting and dispositive power over the 1,901,590 shares of Common Stock beneficially owned by Madison West;

(ii) Pursuant  to Rule  13d-3 of the  Exchange  Act,  Triarc  may be deemed  the beneficial owner of 2,002,865 shares of Common Stock, including (i) 1,901,590 shares of Common Stock directly owned by Madison West and (ii) 101,275 shares of Common Stock directly owned by Triarc. The aggregate holdings of Triarc constitute approximately 9.5% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 21,168,429 shares of Common Stock to be outstanding immediately following the closing of the Public Offering, as reported in the Company's Form S-1, filed with the SEC on September 26, 2003. Triarc shares with Madison West, Mr. Peltz, Mr. May and DWG Acquisition voting and dispositive power over the 1,901,590 shares of Common Stock beneficially owned by Madison West and shares with Mr. Peltz, Mr. May and DWG Acquisition voting and dispositive power of the 101,275 shares of Common Stock directly owned by Triarc;

(iii)As a co-trustee of each of the NP Trust, the JM Trust and the LM Trust, Mr. Albert shares with Mr. Peltz voting and dispositive power over the 581,310 shares of Common Stock directly owned by the NP Trust, and shares with Mr. May voting and dispositive power over the 479,794 shares of Common Stock directly owned by the JM Trust, and the 479,794 shares of Common Stock directly owned by the LM Trust. As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Albert may be deemed the beneficial owner of 1,540,898 shares, which constitute approximately 7.3% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 21,168,429 shares of Common Stock to be outstanding immediately following the closing of the Public Offering, as reported in the Company's Form S-1, filed with the SEC on September 26, 2003. Mr. Albert disclaims beneficial ownership of such shares;

(iv) As a co-trustee of the NP Trust and a general partner of the Peltz LP, Mr. Peltz shares voting and dispositive power over the 581,310 shares of Common Stock directly owned by the NP Trust and the 1,497,988 shares of Common Stock directly owned by the Peltz LP. As the indirect beneficial owner of approximately 38.5% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, Series 1, of Triarc, Mr. Peltz shares voting and dispositive power with Triarc, Mr. May and DWG Acquisition over the 2,002,865 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Peltz may be deemed the indirect beneficial owner of (i) the 581,310 shares of Common Stock directly owned by the NP Trust, (ii) the 1,497,988 shares of Common Stock directly owned by the Peltz LP, and (iii) the 2,002,865 shares of Common Stock beneficially owned by Triarc, which, in the aggregate, constitute approximately 19.3% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 21,168,429 shares of Common Stock to be outstanding immediately following the closing of the Public Offering, as reported in the Company's Form S-1, filed with the SEC on September 26, 2003. Mr. Peltz disclaims beneficial ownership of such shares;


(v) As a co-trustee of each of the JM Trust and the LM Trust, Mr. May shares voting and dispositive power with Mr. Albert over the 479,794 shares of
     Common Stock directly owned by the JM Trust and the 479,794 shares of Common Stock directly owned by the LM Trust. Mr. May also beneficially owns the 15,000 shares of Common Stock that he acquired through a brokerage transaction and has sole voting and dispositive power over such shares. As the beneficial owner of approximately 34.9% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, Series 1, of Triarc, Mr. May shares with Triarc, Mr. Peltz and DWG Acquisition voting and dispositive power over the 2,002,865 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. May may be deemed the beneficial owner of (i) the 479,794 shares of Common Stock directly owned by the JM Trust,
     (ii) the 479,794  shares of Common  Stock  directly  owned by the LM Trust,
     (iii) the 2,002,865 shares of Common Stock beneficially owned by Triarc, and (iv) the 15,000 shares of Common Stock owned directly by Mr. May, which, in the aggregate, constitute approximately 14.1% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 21,168,429 shares of Common Stock to be outstanding immediately following the closing of the Public Offering, as reported in the Company's Form S-1, filed with the SEC on September 26, 2003. Mr. May disclaims beneficial ownership of all such shares other than the 15,000 shares of Common Stock that he owns directly;

(vi) As the direct beneficial owner of approximately 27.2% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, Series 1, of Triarc, DWG Acquisition shares with Mr. Peltz and Mr. May voting and dispositive power over the over the 2,002,865 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, DWG Acquisition may be deemed the indirect beneficial owner of 2,002,865 shares of Common Stock, which constitute approximately 9.5% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 21,168,429 shares of Common Stock to be outstanding immediately following the closing of the Public Offering, as reported in the Company's Form S-1, filed with the SEC on September 26, 2003. DWG Acquisition disclaims beneficial ownership of such shares.


     (c) On October 29, 2002, Madison West awarded 90,0000 "restricted shares" of the Company's Common Stock currently owned by it to an officer of Triarc. See
Item 6 below.

     (d)

(i) 581,310 shares of Common Stock reported herein as beneficially owned by Messrs. Peltz and Albert are directly owned by the NP Trust, which has the right to receive dividends from, or the proceeds from the sale of, such shares of Common Stock.

(ii) 479,794 shares of Common Stock reported herein as beneficially owned by Messrs. May and Albert are directly owned by the JM Trust, which has the right to receive dividends from, or the proceeds from the sale of, such shares of Common Stock.

(iii)479,794 shares of Common Stock reported herein as beneficially owned by Messrs. May and Albert are directly owned by the LM Trust, which has the right to receive dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e) Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  October 23, 2003

                                 MADISON WEST ASSOCIATES CORP.



                                 By:  Brian L. Schorr
                                      -----------------------------------------
                                      Name:  Brian L. Schorr
                                      Title: President and General Counsel


                                 TRIARC COMPANIES, INC.


                                 By:  Brian L. Schorr
                                      -----------------------------------------
                                      Name:  Brian L. Schorr
                                      Title: Executive Vice President and
                                             General Counsel


                                 Nelson Peltz
                                 ---------------------------------------------
                                 Nelson Peltz


                                 Peter W. May
                                 ---------------------------------------------
                                 Peter W. May


                                 Neale M. Albert
                                 ----------------------------------------------
                                 Neale M. Albert


                                 DWG ACQUISITION GROUP, L.P.


                                 By: Nelson Peltz
                                     -----------------------------------------
                                     Nelson Peltz
                                     General Partner


                                 By: Peter W. May
                                     -----------------------------------------
                                     Peter W. May
                                     General Partner


                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             TRIARC COMPANIES, INC.

     Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Triarc, other than Messrs. Peltz and May who are also Reporting Persons. (1)


Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address

Hugh L. Carey                USA                        200 Park Avenue
                                                        New York, NY 10166                     0

Clive Chajet                 USA                        575 Madison Avenue,
                                                        New York, NY  10022                    0

Joseph A. Levato             USA                        280 Park Avenue
                                                        New York, NY  10017                    0

David E. Schwab II           USA                        1133 Avenue of the
                                                        Americas                               0
                                                        New York, NY 10036-6799

Raymond S. Troubh            USA                        10 Rockefeller Plaza
                                                        New York, NY  10020                    0

Gerald Tsai, Jr.             USA                        200 Park Avenue
                                                        New York, NY  10166                    0

Edward Garden                USA                        280 Park Avenue
                                                        New York, NY  10017                57,385(2)

Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017                27,189(2)

Jonathan P. May              USA                        280 Park Avenue
                                                        New York, NY  10017                15,000(3)

Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017                23,986(2)

Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017                50,000(2)

Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Triarc listed above
     (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; (iii) has sole voting and dispositive power over the shares listed on this Schedule I and (iv) has the sole right to receive dividends from, or the proceeds from the sale of the shares listed on this Schedule I.

2)   Consists of Common Stock.

3) Consists of 15,000 shares of Common Stock. Mr. May is also the beneficiary of the shares held by JM Trust.



                                   SCHEDULE II
                        DIRECTORS AND EXECUTIVE OFFICERS
                          MADISON WEST ASSOCIATES CORP.


     Set forth  below are the names,  citizenship,  addresses  and,  to the best knowledge of the Reporting Persons,  the beneficial  ownership in the securities of the Company of each of the directors and executive  officers of Madison West.
(1)


Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address

Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017               27,189(2)

Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               23,986(2)

Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000(2)

Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Madison West listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; and (iii) has sole voting and dispositive power over the shares listed on this Schedule II.

2)   See Schedule I.